[redacted]

02022538

AB

Vf 4-4-02

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 37059

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Slater & Co. Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Oak Court Dr. #155
(No. and Street)

Memphis (City) TN (State) 38117-3[...] (Zip Code)

RECD S.E.C.
MAR 07 2002
MAR 07 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Slater Jr. 901-684-1274
555
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brundige Payne & Co PC
(Name — *if individual, state last, first, middle name*)

700 Colonial Rd., Ste. 220 (Address) Memphis (City) TN (State) 38124-1805 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____, as of

____________________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

and

Report on Internal Accounting Controls

Slater & Company Securities, Inc.

December 31, 2001

BRUNDIGE, PAYNE & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING RECEIVED MAR 07 2002 365 SECTION WASH, D.C.

Contents

BRUNDIGE, PAYNE & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Slater & Company Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Slater & Company Securities, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slater & Company Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Brundige, Payne + Company, PC

February 28, 2002

700 COLONIAL ROAD, SUITE 220 • P. O. BOX 241805 • MEMPHIS, TN 38124-1805 • 901-683-4234 • FAX 901-763-2795

Slater & Company Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Current Assets		
Cash equivalents		$ 7,610
Account receivable - other		683
Accrued interest receivable		10,693
Note receivable		16,893
		$ 35,879

Liabilities and Stockholder's Equity

Current liabilities		$ -
Stockholder's Equity		
Common stock - no par value; 1,000 shares authorized, issued and outstanding	$ 7,000	
Additional paid-in capital	4,089	
Retained earnings	24,790	35,879
		$ 35,879

See notes to financial statements.

Slater & Company Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2001

Revenues		
Interest		$ 1,523
Expenses		
Dues and memberships	$ 876	
Bond expense	445	
Professional fees	4,200	
Taxes and licenses	110	
Office expense	783	6,414
Loss before income taxes		(4,891)
Income Taxes		
Federal	-	
State	-	-
Net loss		$ (4,891)

See notes to financial statements.

Slater & Company Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

Common Stock	
Balance at beginning and end of year	$ 7,000
Additional Paid-in Capital	
Balance at beginning and end of year	$ 4,089
Retained Earnings	
Balance at beginning of year	$ 29,681
Net loss	(4,891)
Balance at end of year	$ 24,790

See notes to financial statements.

Slater & Company Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net loss	$ (4,891)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accrued interest receivable	(1,409)
Net cash used in operating activities	(6,300)
Cash Flows From Investing Activities	
Decrease in note receivable	6,470
Net increase in cash and cash equivalents	170
Cash and cash equivalents at beginning of year	7,440
Cash and cash equivalents at end of year	$ 7,610

See notes to financial statements.

Slater & Company Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2001

Balance at beginning of year	$ -
Transactions during the year	-
Balance at end of year	$ -

See notes to financial statements.

Note (1) - Organization and Summary of Significant Accounting Policies

Nature of Operations and Regulatory Requirements

Slater & Company Securities, Inc. (the Company) was organized for the purpose of registering as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act to sell institutional private placements of corporate debt and equity.

The Company is subject to Securities and Exchange Commission Rule 15c3-1 which requires that net capital must be the greater of $5,000 or 1/15 of aggregate indebtedness as those terms are defined by the rule. At December 31, 2001, the Company's net capital exceeded the capital requirement by $2,610.

Additionally, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of paragraph (k)(2)(i) regarding possession and control requirements of customer securities.

Basis of Accounting

The Company uses the accrual method of accounting for financial reporting.

Cash and Cash Equivalents

The Company considers cash on hand, in savings, checking, certificates of deposit and other similar accounts to be cash. All highly liquid debt instruments with a maturity of three months or less when purchased are considered to be cash equivalents.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Flow Information

The Company paid no income taxes or interest for the year ended December 31, 2001.

Note (2) - Service Agreement and Related Party Transactions

The Company has entered into a service agreement with Asset Services, L.P. (ASLP), the sole shareholder, whereby ASLP funds all operating expenses, except for professional fees incurred for the annual audit and such other expenses as determined by the Company, in exchange for 95% of net commissions earned by the Company. For the year ended December 31, 2001, the Company paid no contract expense.

The note receivable consists of an unsecured demand loan to ASLP bearing interest at 7% per annum.

Supplementary Information

BRUNDIGE, PAYNE & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report
on Supplementary Information**

To the Board of Directors
Slater & Company Securities, Inc.
Memphis, Tennessee

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brundige, Payne & Company, PC

February 28, 2002

700 COLONIAL ROAD, SUITE 220 • P. O. BOX 241805 • MEMPHIS, TN 38124-1805 • 901-683-4234 • FAX 901-763-2795

Slater & Company Securities, Inc.

Schedule of Aggregate Indebtedness and Net Capital Computed in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2001

Aggregate Indebtedness		
Current liabilities		$ -
		x 1/15
		$ -
Net Capital		
Stockholder's equity		$ 35,879
Debit items:		
Accrued interest receivable	$ 10,693	
Account receivable - other	683	
Note receivable	16,893	28,269
Net capital		$ 7,610
Capital Requirement		
Capital required in accordance with Rule 15c3-1(a)(2) - greater of $5,000 or 1/15 of aggregate indebtedness		$ 5,000
Net capital in excess of requirement		2,610
Net capital		$ 7,610
Reconciliation With Company's Computation		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 7,610
Net audit adjustments		-
Net capital		$ 7,610

BRUNDIGE, PAYNE & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report
On Internal Control Structure
Required by SEC Rule 17a-5

To the Board of Directors
Slater & Company Securities, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Slater & Company Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

700 COLONIAL ROAD, SUITE 220 • P. O. BOX 241805 • MEMPHIS, TN 38124-1805 • 901-683-4234 • FAX 901-763-2795

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control components would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management and the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brundige, Payne & Company, PC

February 28, 2002